DEAN HELLER Secretary of State 204 North Carson Street, Suite 1 Carson City, Nevada 89701-4299 (775) 684 5708 Website: secretaryofstate.biz

Certificate of Amendment (PURSUANT TO NRS 78.385 and 78.390)

Important: Read attached instructions before completing form.	above space is for office use only

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1.  Name of corporation:

On-Air Impact, Inc.

2. The articles have been amended as follows (provide article numbers, if available):

Article 4 is hereby amended by adding the, following as the last paragraph of Article 4:

Immediately upon the effectiveness of this Amendment to the Corporation’s Articles of Incorporation pursuant to the Nevada Revised Statutes (the “Effective Time”), each two thousand one hundred (2,100) issued and outstanding shares of the Corporation’s common stock, par value $0.0001 per share (the “Common Stock”), shall be recombined, reclassified and converted into one (1) new share of Common Stock, as constituted following the Effective Time. Instead of issuing fractional shares to stockholders owning fewer than 2,100 shares of Common Stock immediately prior to the Effective Time, such fractional shares shall be canceled and converted into the right to receive a cash payment equal to $0.20 per one pre-reverse split share and those holders owning fewer than 2,100 shares of Common Stock immediately prior to the Effective Time of this Amendment will no longer be stockholders of the Corporation (the “Cash Out”). Immediately prior to the Effective Time, there were 10,142,5,00 shares of Common Stock issued and outstanding and as a result of this Amendment, there will be approximately £,820.7142 shares of Common Stock issued and outstanding, after giving effect to the Cash Out. Following the Effective Time, die authorized shares of Common Stock shall remain 100,000,000 and the par value of the Common Stock shall remain $0.0001 per share. Effective on February 14, 2013 at 7:00 pm EST.

3.  The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the * articles of incorporation have voted in favor of the amendment is: 70.7%

4.  Effective date of filing (optional): 2/14/13

(must not be later than 90 days after the certificate is filed)

5. Officer Signature (required):

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees. See attached fee schedule.	Nevada secretary of state AM 78.385 Amend 2003
Revised on: 11/03/03